UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 16, 2011

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Sub:        Outcome of the Board Meeting of Patni Computer Systems Limited

Dear Sir / Madam,

1.             This is to inform you that Patni Computer Systems Limited (the “Company”) has received a proposal from Pan — Asia iGATE Solutions (“Acquirer”) and iGATE Global Solutions Limited, an affiliate of the Acquirer (“iGATE India” and together with the Acquirer, the “Promoters”), the Promoters of the Company, are desirous of delisting the equity shares of the Company from the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited as well as delisting of the American Depository Receipts (“ADRs”) from the New York Stock Exchange (the proposal to delist the equity shares as well as the ADRs is referred to as “Delisting Proposal”). The Promoters have stated that their objective in making the Delisting Proposal is to obtain full ownership of the Company, while providing an attractive exit opportunity to the public shareholders of the Company. Additionally, the Promoters believe that given the low liquidity in the Company’s equity shares, the Delisting Proposal would provide the public investors of the Company with ability to exit fully from the shares of the Company.

2.             Pursuant to the Delisting Proposal, the Promoters may seek to make an offer to acquire all outstanding equity shares held by public shareholders in the Company (“Delisting Offer”) if the offer price determined in accordance with the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009 (“Delisting Regulations”) is acceptable to the Promoters. The Delisting Offer may be made by the Promoters (or any one of them), in accordance with the Delisting Regulations.

3.             Of the total capital of the Company, the Acquirer holds 75,177,901 equity shares of a face value of Rs.2 each and 20,161,867 American Depository Shares, constituting 69.6% of the current paid up equity share capital of the Company on a fully diluted basis. iGATE India holds 14,750,947 equity shares with a face value of Rs. 2 each, comprising 10.8% of the paid up equity share capital of Company on a fully diluted basis, taking the aggregate promoter holding in the Company to 80.4% of the current paid up equity share capital of the Company on a fully diluted basis. Accordingly, there is an aggregate of 17,105,993 equity shares, constituting 12.5% of the fully diluted equity share capital of the Company, which are held by the public shareholders. Additionally, as of the date hereof, there are 7,007,189 underlying American Depository Shares held by persons other than the Promoters and 2,618,787(1) employee stock options outstanding.

4.             The Board of Directors (“Board”) met today to consider the Delisting Proposal. The Board has granted its approval to the Delisting Proposal and intends to seek the approval of the shareholders of the Company through postal ballot in terms of the Delisting Regulations after complying with the SEBI and SEC requirements (if any).

You are requested to take note of the same.

(1)           Note: This number has been arrived at based on the employee stock options which (i) are already vested, and (ii) which may vest during the estimated time period for completion of the Delisting Offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: November 16, 2011	By:	/s/ ARUN KANAKAL
Arun Kanakal
Vice President & Company Secretary